UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No. #4)



                               STM Wireless Inc.
                               (Name of Issuer)

                        Common Shares, $.001 par value
                        (Title of Class of Securities)

                                  784776106
                               (CUSIP Number)

                               Joseph Wallace
                          Chief Financial Officer
                                One Mauchly
                           Irvine, CA 92718-2305
                        Tel.:         (714) 753-7864
              (Name, Address and Telephone Number of Person
             Authorised to Receive Notice and Communications)

                               January 4, 2000
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 784776106

-------- --------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  Berjaya Group (Cayman) Limited
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)  |_|
                                                                                                      (b)  |_|
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
                  OO
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
-------- --------------------------------------------------------------------------------------------------------
------------------------------------ ----- ----------------------------------------------------------------------
                                     7     SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED                 432,106
BY EACH REPORTING PERSON WITH
------------------------------------ ----- ----------------------------------------------------------------------
------------------------------------ ----- ----------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                                    None
------------------------------------ ----- ----------------------------------------------------------------------
------------------------------------ ----- ----------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                                    432,106
------------------------------------ ----- ----------------------------------------------------------------------
------------------------------------ ----- ----------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                    None
------------------------------------ ----- ----------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  432,106
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                   |_|
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  6.1%
-------- --------------------------------------------------------------------------------------------------------
-------- --------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
                  CO
-------- --------------------------------------------------------------------------------------------------------





PAGE>

     Berjaya  Group  (Cayman)  Limited  ("BGC")  hereby  amends its statement on
Schedule 13D relating to the Common Stock, $0.001 par value of STM Wireless, Inc. dated December 30, 1999, as follows:


Item 5.           Interest in Securities of the Issuer.

     The first sentence of the first paragraph hereby is deleted, and the following sentence is inserted in its place:

     (a) - (b) "At the date hereof, BGC has the sole power to vote and dispose of 432,106 shares of Common Stock representing approximately 6.1% currently outstanding shares of Common Stock."

     The second paragraph hereby is deleted, and the following paragraph is inserted in its place:

     (c) On the dates below, BCG engaged in the following sales on the open market:

     Date                     #  Shares             Average Price per Share
   ----------                 ---------             -----------------------
   01/03/2000                    50,000                 US$      6.5162
   01/03/2000                     1,000                 US$      7.0000
   01/04/2000                    50,000                 US$      6.5012
   01/05/2000                    27,000                 US$      6.2500
   01/06/2000                     2,000                 US$      6.2500
   01/10/2000                     8,000                 US$      6.1094
   01/14/2000                     5,000                 US$      6.0000

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January  18, 2000


                                BERJAYA GROUP (CAYMAN) LTD.


                                By:        /s/ Chan Kien Sing
                                        ______________________
                                        Name: Chan Kien Sing
                                        Title: Director